Exhibit 99.1

Le Gaga Second Quarter FY 2013 Earnings Release February 22, 2013

HONG KONG, February 22, 2013 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced its financial results for the second fiscal quarter ended December 31, 2012.1

Highlights of the Quarter Ended December 31, 2012

•	Revenue decreased by 31.9%, to RMB102.7 million (US$16.5 million) for Q2 FY2013, compared to RMB150.8 million a year ago.

•	Profit for the period decreased by 1.6%, to RMB65.7 million (US$10.5 million) for Q2 FY2013, compared to RMB66.8 million a year ago.

•

Adjusted profit for the period[2] (non-IFRS measure) decreased by 49.1% to RMB32.8 million (US$5.3 million) for Q2 FY2013, compared to RMB64.5 million a year ago. A reconciliation of the adjusted profit for the period to profit for the period determined in accordance with IFRS is set forth in Appendix V.

•

Adjusted EBITDA[3] (non-IFRS measure) decreased by 36.0% to RMB54.5 million (US$8.7 million) for Q2 FY2013, compared to RMB85.1 million a year ago. A reconciliation of the adjusted EBITDA to profit for the period determined in accordance with IFRS is set forth in Appendix VI.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2301 to US$1.00, the effective noon buying rate as of December 31, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Defined as profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.
[3]	Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

•

Basic and diluted earnings per share was RMB2.89 cents (0.46 US cents) and RMB2.88 cents (0.46 US cents), respectively, for Q2 FY2013. Basic and diluted earnings per ADS[4] was RMB144.5 cents (23.19 US cents) and RMB144.0 cents (23.11 US cents), respectively, for Q2 FY2013.

•	Cash generated from operating activities decreased by 2.2%, to RMB50.7 million (US$8.1 million) for Q2 FY2013, compared to RMB51.9 million a year ago.

•	Revenue-per-mu decreased to RMB4,382 (US$703) for Q2 FY2013, compared to RMB7,247 a year ago.

•	Production output decreased to 22,419 metric tons for Q2 FY2013, compared to 36,536 metric tons a year ago.

•

Our product mix planted in our fields shifted further towards solanaceous products. However, there was no significant change in our mix of products sold during the quarter as compared to last year, as we postponed part of the solanaceous products harvest from December 2012 to January 2013 in anticipation of further rising market prices. As a result, solanaceous vegetables sold to third parties in the PRC mainland represented 70% of total revenue for Q2 FY2013, compared to 69% of total revenue a year ago.

•	Average selling price (ASP) of vegetables sold to third parties in the PRC mainland increased by 10.9% to 4.46 RMB/kg for Q2 FY2013, compared to 4.02 RMB/kg a year ago.

•	Total arable land as of December 31, 2012 was 28,443 mu (1,896 hectare), representing an increase of 2,400 mu compared to September 30, 2012, and an increase of 2,825 mu compared to December 31, 2011.

•	Total greenhouse area as of December 31, 2012 was 10,610 mu (707 hectare), representing an increase of 622 mu compared to September 30, 2012 and an increase of 2,151 mu compared to December 31, 2011.

[4]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

Mr. Shing Yung Ma, the CEO of Le Gaga, commented, “In October we completed the planting of solanaceous products in our farm bases. Harvesting of solanaceous products commenced from the end of November. Market prices rose steadily in November and December. Volumes and quality of products in our greenhouses were in line with our expectations. However, we postponed part of our harvest originally scheduled for December until January in anticipation of a further increase in market prices leading up to the Chinese New Year holiday, which fell in the second week of February. In contrast, during the previous winter season we accelerated our harvest activities towards the end of the December quarter as prices rose rapidly in the month of December in anticipation of the Chinese New Year holiday, which fell in the third week of January last year. A stronger focus on off-season solanaceous production also means that we have reduced the area of short-cycle leafy and cruciferous vegetables, planted and harvested during the period. This reduces leafy and cruciferous revenue in the second quarter but increases expected revenue from solanaceous vegetables during the entire winter season.

We are spending much effort to further develop our greenhouse production system. This includes upgrading existing greenhouses, constructing additional nursery greenhouses and trials with soil-less production techniques for peppers and tomatoes. Favorable weather allowed us to make good progress on our greenhouse construction projects, as we added over 600 mu of greenhouses during the quarter. We have also added a substantial area of new arable land during the quarter in line with our land expansion plans.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “Annual revenue per mu and profit continue to be our key performance indicators. This means continued specialization in off-season production of greenhouse vegetables such as peppers and tomatoes. While production during the summer months would result in higher volumes but lower prices, production during the winter months results in lower volumes but significantly higher prices. Four of our major expenses, including labor, fertilizer, packing and transportation, are all directly correlated to production volume. Utilizing our production capacity for off-season (winter months) production, would maximize both revenue and profit margins.

A large positive net impact of biological assets fair value adjustment was recorded for the period. The large net impact was due to an increase in area planted with high value solanaceous crops in our greenhouses at the end of December as compared to the end of September. Despite lower revenue, our operating cash flow was strong as a result of a lower receivables balance on December 31 as compared to September 30. Although market prices were lower in December 2012, as compared to December 2011, our average selling prices improved due to a more favorable product mix and better quality. The use of better packing materials further increased average selling prices.”

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

Summary of Operating Data

	As of Dec 31, 2011	As of Sep 30, 2012	As of Dec 31, 2012
Arable land
- Operating land	20,013 mu	21,425 mu	24,374 mu
	(1,334 hectare)	(1,428 hectare)	(1,625 hectare)
- Land under construction or reserved (1)	5,605 mu	4,618 mu	4,069 mu
	(374 hectare)	(308 hectare)	(271 hectare)
- Total	25,618 mu	26,043 mu	28,443 mu
	(1,708 hectare)	(1,736 hectare)	(1,896 hectare)

Greenhouse area (2)
- Total	8,459 mu	9,988 mu	10,610 mu
	(564 hectare)	(666 hectare)	(707 hectare)

Greenhouse area as a percentage of
- Operating land	42.3%	46.6%	43.5%
- Total arable land	33.0%	38.4%	37.3%

	Three Months Ended December 31,		Six Months Ended December 31,
	2011	2012	2011	2012

Total production output (metric tons)	36,536	22,419	72,530	49,229
Production yield (metric tons per mu)	1.8	1.0	3.5	2.2
Revenue-per-mu (RMB)	7,247	4,382	12,417	8,609

(1)	Land under construction or reserved includes (i) newly leased land which has not yet been put into production and is either under construction or in reserve for future development, and (ii) land which we plan to return and is not in operation.

As of December 31, 2012, we had 3,370 mu of newly leased land and 699 mu of land which we plan to return.

(2)	As of December 31, 2011, there were 630 mu bamboo-made greenhouses and 7,829 mu steel-made greenhouses.

As of September 30, 2012, there were 450 mu bamboo-made greenhouses and 9,538 mu steel-made greenhouses.

As of December 31, 2012, there were 450 mu bamboo-made greenhouses and 10,160 mu steel-made greenhouses.

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

Financial Results for the Three Months Ended December 31, 2012

Revenue decreased by 31.9%, to RMB102.7 million (US$16.5 million) for Q2 FY2013, compared to RMB150.8 million a year ago. The decrease in revenue was due to more pronounced seasonality of our annual revenue. Although market prices of solanaceous vegetables increased steadily during the months of November and December, we postponed part of our harvesting activity from December to January in anticipation of further increasing market prices. Furthermore, we planted more solanaceous vegetables (to be harvested during the entire winter season) and thus planted and harvested fewer short cycle leafy and cruciferous vegetables during the period as compared to a year ago. The decrease in revenue was partially offset by a more favorable product mix and better product quality of those products harvested during the period, resulting in higher average selling prices. The more pronounced seasonality of our annual revenue resulted in a decrease in revenue-per-mu from RMB7,247 for the three months ended December 31, 2011 to RMB4,382 (US$703) for the three months ended December 31, 2012.

	Three Months Ended December 31,				Six Months Ended December 31,
	2011		2012		2011		2012
	Revenue	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)
	(%)
PRC revenue[5]
Solanaceous	69%	4.54	70%	5.04	45%	4.31	42%	4.72
Leafy	16%	3.41	11%	3.62	35%	2.75	35%	3.30
Cruciferous	9%	2.71	16%	3.41	13%	2.84	17%	3.19
Others	3%	3.10	2%	3.49	2%	3.07	4%	4.17

Sub-total	97%	4.02	99%	4.46	95%	3.35	98%	3.80
Hong Kong revenue	3%		1%		5%		2%

Total	100%		100%		100%		100%

We primarily grow solanaceous vegetables (mostly peppers and tomatoes) during the second fiscal quarter. Solanaceous vegetables generally have a higher selling price compared to leafy vegetables. Due to increased greenhouse area, our overall product quality improved in Q2 FY2013 compared to a year ago. Better harvest timing in the current fiscal quarter further lead to higher selling prices. The production volume of leafy and other vegetables declined in Q2 FY2013 compared to a year ago as our product mix shifted towards solanaceous products.

[5]	Defined as revenue from sales of respective products in the PRC mainland to external customers.

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

Cost of inventories sold decreased by RMB43.2 million, or 32.4%, to RMB90.1 million (US$14.5 million) for Q2 FY2013, compared to RMB133.3 million a year ago.

Adjusted cost of inventories sold6 (non-IFRS measure) decreased by RMB11.7 million, or 25.5%, to RMB34.1 million (US$5.5 million) for Q2 FY2013, compared to RMB45.8 million a year ago. Adjusted cost of inventories sold as a percentage of revenue increased from 30.4% for the three months ended December 31, 2011 to 33.2% for the three months ended December 31, 2012, primarily due to increased direct materials costs as well as higher depreciation charges, as a percentage of revenue.

A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Appendix IV.

	Three Months Ended December 31,			Six Months Ended December 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$

Biological assets fair value adjustment included in cost of inventories sold	(87,444)	(55,943)	(8,979)	(138,675)	(99,907)	(16,036)

Changes in fair value less costs to sell of biological assets	95,423	91,287	14,653	214,874	227,884	36,578

Net impact of biological assets fair value adjustment	7,979	35,344	5,674	76,199	127,977	20,542

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

A net gain of RMB35.3 million was recognized arising from biological assets fair value adjustment for Q2 FY2013, as compared to a net gain of RMB8.0 million recognized a year ago.

The net gain of RMB35.3 million for Q2 FY2013 primarily arose from a further increase in area planted with solanaceous products as compared to September 30, 2012 (the immediately preceding reporting period end), resulting in a positive net impact.

[6]	Defined as cost of inventories sold before biological assets fair value adjustment.

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

The larger positive net impact for Q2 FY2013 compared to that of a year ago was primarily due to (1) a larger area of solanaceous products planted during Q2 FY2013 compared to a year ago, and (2) higher expected selling prices for products on our land as of December 31, 2012 compared to December 31, 2011 due to a more favorable product mix within the solanaceous category and better quality.

Our packing expenses decreased by RMB0.7 million, or 8.5%, to RMB8.1 million (US$1.3 million) for Q2 FY2013, compared to RMB8.8 million a year ago, primarily due to a decrease of RMB0.6 million in packing materials consumed, as a result of lower sales volume. This was partially off-set by better packing material used, which translated into higher average selling prices.

Our land preparation costs increased by RMB1.0 million, or 13.2%, to RMB9.3 million (US$1.5 million) for Q2 FY2013, compared to RMB8.3 million a year ago, which was primarily due to an increase in greenhouse coverage which increased the unit land preparation cost, partially offset by a decrease in the amount of land in reserve or under construction as newly constructed farm bases went into production during the quarter.

Our selling and distribution expenses decreased by RMB2.7 million, or 29.0%, to RMB6.5 million (US$1.0 million) for Q2 FY2013, compared to RMB9.2 million a year ago, which was in line with the decrease in sales during the period.

Our administrative expenses decreased by RMB2.4 million, or 16.7%, to RMB12.0 million (US$1.9 million) for Q2 FY2013, compared to RMB14.4 million a year ago, primarily due to a decrease of RMB3.2 million in equity-settled share-based compensation.

As a result of the foregoing factors, profit for Q2 FY2013 decreased by 1.6%, to RMB65.7 million (US$10.5 million) for Q2 FY2013, compared to RMB66.8 million a year ago.

Adjusted profit for the period decreased by 49.1% to RMB32.8 million (US$5.3 million) for Q2 FY2013, compared to RMB64.5 million a year ago.

Basic and diluted earnings per share was RMB2.89 cents (0.46 US cents) and RMB2.88 cents (0.46 US cents), respectively, for Q2 FY2013. Basic and diluted earnings per ADS was RMB144.5 cents (23.19 US cents) and RMB144.0 cents (23.11 US cents), respectively, for Q2 FY2013.

Our operating cash inflow decreased by RMB1.2 million, or 2.2%, to RMB50.7 million (US$8.1 million) for Q2 FY2013, compared to RMB51.9 million a year ago. Although our revenue decreased, there was no material change in cash received due to faster collection of trade receivables during the quarter. Furthermore, cash paid for our operating expenses decreased.

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

Cash used in investing activities decreased by RMB0.8 million to RMB99.8 million (US$16.0 million) for Q2 FY2013, compared to RMB100.6 million a year ago. The net cash outflow of RMB99.8 million for Q2 FY2013 was primarily due to (1) our payment for construction in progress and prepayments for construction works totalling RMB86.1 million, which mainly consisted of (a) payment of RMB50.1 million for agricultural infrastructure, (b) payment for land improvements of RMB19.0 million, and (c) payment for construction of greenhouses of RMB17.0 million, and (2) the increase in pledged bank deposits related to construction work of RMB10.0 million.

Business Outlook for the Fiscal Year Ending June 30, 2013

The Company continues to estimate that its revenue for the fiscal year ending June 30, 2013 will be between RM600 million and RMB630 million, representing a year over year growth rate for the 12 months ending June 30, 2013 compared to the 12 months ended June 30, 2012 of approximately 15.5% to 21.3%. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on February 22, 2013 (9:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 866 549 1292 (U.S. Toll Free)

•	+400 681 6949 (China Toll Free)

•	+852 3005 2050 (International)

•	Pass Code: 534242#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3005 2020

•	Passcode: 135415#

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Safe Harbor Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements typically are identified by the use of terms such as “may,” “could,” “would,” “will,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “outlook,” “on track,” “potential,” “expect,” “intend” and “future” or similar expressions, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or they state other “forward-looking” information based on currently available information. Assumptions and other important factors could cause our actual results to differ materially from those anticipated in our forward-looking statements include, but not limited to: our ability to continue to lease farmland or forestland; the legality or validity of our leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for our products; risks attributable to our growth strategies, including increasing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, focusing on off-season products, increasingly shifting our product mix to solanaceous products, and expanding our research and development capability; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; regulatory compliance, changes or action, including environmental and trade regulation, our ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; our susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business; the risk factors or uncertainties are listed from time to time in our filings with the Securities and Exchange Commission. Other factors and assumptions not identified above are also relevant to the forward-looking statements, and if they prove incorrect, could also cause actual results to differ materially from those projected. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements. Our forward-looking statements speak only as of the date made. We assume no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Information Related to Certain Non-IFRS measures

This press release contains the following financial measures that differ from the comparable measures under International Financial Reporting Standards (IFRS): adjusted cost of inventories sold, adjusted profit for the period and adjusted EBITDA. Reconciliations between those non-IFRS measures and the comparable IFRS measures are included elsewhere in this press release. While we believe these measures are useful for investors to assess our financial results, these non-IFRS measures should not be considered substitutes for the most directly comparable IFRS measures. Additional information concerning non-IFRS measures are included in our filings with the Securities and Exchange Commission that are available in the “Investors – SEC Filings” section of our website, www.legaga.com.hk.

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold is set forth in Appendix IV.

Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period is set forth in Appendix V.

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period is set forth in Appendix VI.

Le Gaga Second Quarter FY 2013 Earnings Release

February 22, 2013

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Income Statements

For the three months and six months ended December 31, 2011 and 2012

	Three Months Ended December 31,			Six Months Ended December 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data)

Revenue	150,797	102,673	16,480	253,893	189,462	30,411
Cost of inventories sold	(133,276)	(90,069)	(14,457)	(226,234)	(168,740)	(27,085)
Changes in fair value less costs to sell related to
Crops harvested during the period	41,284	25,750	4,133	107,085	78,693	12,631

Growing crops on the farmland at the period end	54,139	65,537	10,519	107,789	149,191	23,947

Total changes in fair value less costs to sell of biological assets	95,423	91,287	14,652	214,874	227,884	36,578
Packing expenses	(8,837)	(8,083)	(1,297)	(14,296)	(14,502)	(2,328)
Land preparation costs	(8,252)	(9,338)	(1,499)	(19,461)	(26,227)	(4,210)
Other income	695	430	69	1,460	859	138
Research and development expenses	(2,557)	(2,860)	(459)	(4,369)	(4,725)	(758)
Selling and distribution expenses	(9,194)	(6,531)	(1,048)	(14,082)	(10,886)	(1,747)
Administrative expenses	(14,359)	(11,962)	(1,920)	(29,176)	(22,849)	(3,668)
Impairment losses on property, plant and equipment and prepayments	—	—	—	(6,416)	—	—
Other expenses	(592)	(2)	—	(2,008)	(4)	(1)

Results from operating activities	69,848	65,545	10,521	154,185	170,272	27,330
Finance income	2,443	3,502	562	8,322	3,316	532
Finance costs	(2,653)	(3,235)	(519)	(5,314)	(6,252)	(1,004)

Net finance (costs)/income	(210)	267	43	3,008	(2,936)	(472)
Profit before taxation	69,638	65,812	10,564	157,193	167,336	26,858
Income tax expense	(2,878)	(128)	(21)	(3,135)	(257)	(41)

Profit for the period	66,760	65,684	10,543	154,058	167,079	26,817

Earnings per share (in cents)
Basic	2.92	2.89	0.46	6.73	7.33	1.18

Diluted	2.91	2.88	0.46	6.62	7.32	1.17

Weighted average number of shares outstanding:
Basic	2,284,569,944	2,276,478,133		2,289,126,783	2,278,836,106

Diluted	2,293,789,826	2,280,030,880		2,325,795,987	2,282,544,964

Earnings per ADS (in cents)
Basic	146.00	144.50	23.19	336.50	366.50	58.83

Diluted	145.50	144.00	23.11	331.00	366.00	58.75

Weighted average number of ADSs outstanding:
Basic	45,691,399	45,529,563		45,782,536	45,576,722

Diluted	45,875,797	45,600,618		46,515,920	45,650,899

Appendix II

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

As of June 30 and December 31, 2012

	June 30, 2012	December 31, 2012
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	700,245	886,051	142,221
Construction in progress	68,627	43,817	7,033
Lease prepayments	1,256	1,221	196
Long-term deposits and prepayments	163,494	139,719	22,426
Biological assets	7,833	8,064	1,294
Deferred tax assets	1,943	1,677	269

Total non-current assets	943,398	1,080,549	173,439

Current assets
Biological assets	30,709	198,171	31,809
Inventories	16,427	17,818	2,860
Trade and other receivables	64,566	68,710	11,029
Pledged bank deposits	—	35,000	5,618
Cash	504,506	404,626	64,947

Total current assets	616,208	724,325	116,263

Total assets	1,559,606	1,804,874	289,702

Equity
Capital	692,833	682,320	109,520
Reserves	742,820	912,128	146,407

Total equity	1,435,653	1,594,448	255,927

Non-current liabilities
Bank loans	61,998	—	—

Current liabilities
Bank loans	24,307	120,895	19,405
Trade and other payables	31,111	82,993	13,321
Current taxation	6,537	6,538	1,049

Total current liabilities	61,955	210,426	33,775

Total liabilities	123,953	210,426	33,775

Total equity and liabilities	1,559,606	1,804,874	289,702

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months and six months ended December 31, 2011 and 2012

	Three Months Ended December 31,			Six Months Ended December 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Operating activities
Profit before taxation	69,638	65,812	10,564	157,193	167,336	26,858

Adjustments for:
Amortization of lease prepayments	24	14	2	47	28	4
Depreciation	17,509	21,801	3,499	33,719	41,502	6,662
Equity settled share-based transactions	5,717	2,479	398	12,864	5,448	874
Changes in fair value less costs to sell of biological assets	(95,423)	(91,287)	(14,653)	(214,874)	(227,884)	(36,578)
Interest income	(380)	(329)	(53)	(435)	(958)	(154)
Interest expense	2,646	3,235	519	5,314	6,252	1,004
Net loss on disposal of property, plant and equipment	514	1	—	1,868	2	—
Impairment losses:
- Property, plant and equipment	—	—	—	4,364	—	—
- Prepayments	—	—	—	2,052	—	—
Foreign exchange gain	(1,709)	(2,377)	(382)	(6,280)	(1,718)	(274)

	(1,464)	(651)	(106)	(4,168)	(9,992)	(1,604)

Changes in current biological assets due to plantations	(44,848)	(54,726)	(8,784)	(82,703)	(102,453)	(16,445)
Changes in inventories, net of effect of harvested crops transferred to inventories	131,619	93,589	15,022	219,413	162,187	26,033
(Increase)/decrease in trade and other receivables	(39,950)	7,558	1,213	(39,486)	(4,118)	(661)
Decrease in long-term deposits and prepayments	2,685	3,950	634	3,678	6,410	1,029
Increase in trade and other payables	4,371	1,004	161	10,409	6,927	1,112

Cash generated from operations	52,413	50,724	8,140	107,143	58,961	9,464

Income tax paid	(561)	—	—	(2,917)	—	—

Net cash generated from operating activities	51,852	50,724	8,140	104,226	58,961	9,464

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months and six months ended December 31, 2011 and 2012

	Three Months Ended December 31,			Six Months Ended December 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	380	329	53	435	958	154
Plantations of non-current biological assets	(448)	(417)	(67)	(804)	(934)	(150)
Payment for the purchase of property, plant and equipment	(1,082)	(3,537)	(568)	(2,390)	(12,646)	(2,030)
Payment for construction in progress	(100,010)	(86,145)	(13,827)	(159,387)	(128,633)	(20,647)
Proceeds from disposal of property, plant and equipment	570	—	—	4,331	—	—
Increase in pledged bank deposits related to construction work	—	(10,000)	(1,605)	—	(35,000)	(5,618)

Net cash used in investing activities	(100,590)	(99,770)	(16,014)	(157,815)	(176,255)	(28,291)

Financing activities
Interest paid	(5,072)	(5,706)	(916)	(5,072)	(6,067)	(974)
Proceeds of bank loans	—	15,000	2,408	—	35,000	5,618
Proceeds from exercise of share options	157	—	—	676	—	—
Payment for repurchase of shares	(10,185)	(10,245)	(1,644)	(10,185)	(10,822)	(1,737)

Net cash generated from financing activities	(15,100)	(951)	(152)	(14,581)	18,111	2,907

Net decrease in cash	(63,838)	(49,997)	(8,026)	(68,170)	(99,183)	(15,920)

Cash at beginning of the period	540,451	455,872	73,173	551,491	504,506	80,979

Effect of foreign exchange rate changes	(1,414)	(1,249)	(200)	(8,122)	(697)	(112)

Cash at December 31	475,199	404,626	64,947	475,199	404,626	64,947

Appendix IV

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold

For the three months and six months ended December 31, 2011 and 2012

	Three Months Ended December 31,			Six Months Ended December 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(133,276)	(90,069)	(14,457)	(226,234)	(168,740)	(27,085)
Less: biological assets fair value adjustment	87,444	55,943	8,979	138,675	99,907	16,036

Adjusted cost of inventories sold	(45,832)	(34,126)	(5,478)	(87,559)	(68,833)	(11,049)

Appendix V

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted profit for the period to profit for the period

For the three months and six months ended December 31, 2011 and 2012

	Three Months Ended December 31,			Six Months Ended December 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period	66,760	65,684	10,543	154,058	167,079	26,817

Add:
Non-cash share-based compensation	5,717	2,479	398	12,864	5,448	874
Impairment losses from property, plant and equipment and prepayments	—	—	—	6,416	—	—
Net impact of biological assets fair value adjustment	(7,979)	(35,344)	(5,674)	(76,199)	(127,977)	(20,542)

Adjusted profit for the period	64,498	32,819	5,267	97,139	44,550	7,149

Appendix VI

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted EBITDA to profit for the period

For the three months and six months ended December 31, 2011 and 2012

	Three Months Ended December 31,			Six Months Ended December 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period	66,760	65,684	10,543	154,058	167,079	26,817
Add:
Amortization of lease prepayments	24	14	2	47	28	4
Depreciation	17,509	21,801	3,499	33,719	41,502	6,662
Finance costs	2,653	3,235	519	5,314	6,252	1,004
Income tax expense	2,878	128	21	3,135	257	41
Non-cash share-based compensation	5,717	2,479	398	12,864	5,448	874
Impairment losses from property, plant and equipment and prepayments	—	—	—	6,416	—	—
Biological assets fair value adjustment included in cost of inventories sold	87,444	55,943	8,979	138,675	99,907	16,036
Less:
Finance income	(2,443)	(3,502)	(562)	(8,322)	(3,316)	(532)
Changes in fair value less costs to sell of biological assets	(95,423)	(91,287)	(14,653)	(214,874)	(227,884)	(36,578)

Adjusted EBITDA	85,119	54,495	8,746	131,032	89,273	14,328